EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges

(in millions except ratios)

	Year Ended December 31,
	2010	2009	2008	2007	2006	2005	2004
Consolidated earnings:
Net income (loss) attributable to TBS International plc	$(245.3)	$(67.0)	$191.8	$98.2	$39.1	$55.7	$43.2
Add: Income taxes			0	0	0	0	0
Interest expense	27.5	17.1	17.2	10.4	11.6	9.3	5.1
Portion of rents representative of interest expense	3.9	2.4	2.3	2.2	4.1	5.7	5.5

Total	$(213.9)	$(47.5)	$211.3	$110.8	$54.8	$70.7	$53.8

Fixed charges:(1)
Add: Interest expense	$27.5	$17.1	$17.2	$10.4	$11.6	$9.3	$5.1
Capitalized interest	7.9	7.9	5.9	4.9	—	—	—
Portion of rents representative of interest expense	3.9	2.4	2.3	2.2	4.1	5.7	5.5

Total	$39.3	$27.4	$25.4	$17.5	$15.7	$15	$10.6

Ratio of earnings to fixed charges	*	*	8.3	6.3	3.5	4.7	5.1

(1)
Included in fixed charges is one-third of rental expense which management believes is the representative portion of interest.

*
Due to our losses in 2010 and 2009, the ratio coverage was less than 1:1. Net loss for 2010 includes a non-cash impairment loss of $201.7 million. Excluding the impairment loss, with additional earnings of $51.5 million and $74.9 million for the years ended December 31, 2010 and 2009, respectively, we would have achieved a coverage ratio of 1:1.